Exhibit 99.1

Sapiens Announces Leadership Appointments Following Closing of Acquisition by Advent

●	Acquisition supports Sapiens’ long-term growth, innovation and global expansion

●	After twenty years leading Sapiens, Roni Al-Dor has decided to step down as CEO and President

●	New leadership appointments to support the next phase of transformation

London, United Kingdom, December 17, 2025 - Sapiens International Corporation N.V. (“Sapiens”) today announces a series of senior leadership appointments that will support the company’s next phase of transformation and global growth. These appointments follow the successful closing of Sapiens’ acquisition by Advent, a leading global private equity investor. The transaction was first announced on 13th August 2025, was approved by Sapiens shareholders at the Extraordinary General Meeting on 19th November 2025, and closed on 17th December 2025, following the satisfaction of required regulatory approvals and other customary closing conditions.

With the completion of the transaction, Sapiens common stock has ceased trading and will no longer be listed on NASDAQ and the Tel Aviv Stock Exchange. Sapiens will now operate as a privately held company under Advent’s ownership, with Formula retaining a minority stake in the company. The partnership will enable the company to accelerate its innovation roadmap and expand its global reach. Advent’s deep software expertise and sector experience will empower Sapiens to deliver even greater value to its customers, employees, and partners.

After twenty years leading Sapiens, Roni Al-Dor has decided to step down as President and Chief Executive Officer as of 31 December 2025. Roni has been instrumental in shaping Sapiens into the global software company it is today and has been at the forefront of delivering the partnership with Advent.

“It has truly been a privilege to lead Sapiens through its incredible growth journey,” said Roni Al-Dor, President and Chief Executive Officer of Sapiens. “I’m deeply grateful to the talented teams and loyal customers who have shaped the company’s success. As we commence the next chapter under Advent’s ownership, Sapiens is poised for an exciting next phase. I’m confident the company will continue delivering modern, resilient solutions and helping insurers navigate complexity and build intelligent, technology-enabled businesses.”

The Board has appointed Mike Ettling as Executive Chairman, bringing unified leadership to guide Sapiens through this transition period while the Board conducts a search for the company’s next permanent CEO. Mike will also act as the interim CEO pending this appointment.

Mike Ettling is an Operating Partner at Advent, and a globally recognized leader in the enterprise software industry, with over three decades of experience, including in many insurance and financial services organizations. He is the Executive Chairman of SYSPRO, a leading provider of digital manufacturing technology, recently acquired by Advent. Previously, Mike was CEO of Unit4, a global cloud ERP software vendor, formerly owned by Advent, and President of SAP SuccessFactors, a provider of cloud HCM solutions.

“Sapiens is a recognized leader in insurance technology and a critical partner to insurers navigating rapid change,” said Mike Ettling, incoming Executive Chairman. “I am privileged to have the opportunity to steward Sapiens and its 5,400 committed and innovative people in the next phase of their growth journey. Together with the leadership team, I look forward to building a new AI-driven customer-centric future for Sapiens.”

Sapiens also announces the appointment of Paul Wheeler as Chief Financial Officer, Dr. Ernesto Marinelli as Chief People Success Officer and James Hannay as Chief Revenue Officer, effective 17 December.

www.sapiens.com

As a global executive and recognized leader with over 30 years’ experience leading technology businesses, Paul Wheeler has worked predominantly within the private equity environment. He has held previous CFO roles, including at Operative and Trema, and has also held roles as Senior Operating Partner at the private equity fund Francisco Partners, Managing Director at ION Trading, which provides software to financial institutions, banks and corporations, and Chief Operating Officer at Efront, a multi-asset investment technology solution for investment professionals.

Ernesto Marinelli is a global executive with deep HR expertise gained over a thirty-year career. He has led high-impact transformations across sales, services, product and development teams, building scalable, people-first strategies that support growth and innovation. Most recently, he was Chief People Officer at Aareon, an Advent backed company and previously served as Senior Vice President and Head of Global People Success Services at SAP.

James Hannay is a global transformation executive recognized for scaling commercial organizations and accelerating revenue growth. He has deep leadership experience across the Financial Services sector, particularly banking and insurance, with a proven ability to build, scale, and modernize cloud-first, SaaS revenue solutions that deliver durable recurring growth. He has led global go-to-market strategy, sales, marketing, and P&L operations worldwide, building high-performing, customer-centric teams in both multinationals and high-growth VC/PE-backed software companies. Previously, as Chief Growth Officer at HCL Software, he led worldwide net-new business, customer expansion, and recurring revenue growth. As Chief Revenue Officer of Sapiens, James will lead all go-to-market activities, including sales, marketing, and revenue operations.

Mike Ettling, incoming Executive Chairman continued, “We welcome the new members of the team and look forward to hearing more from each of them. Our focus is on creating AI empowerment in the insurance sector, becoming even more customer-centric, moving towards becoming a SaaS company, and delivering value to our customers. We will be leaning on these leaders’ insurance domain and culture-building experience as we transform the organization.

We are also pleased to announce in line with our goal of improving customer centricity, we are establishing the role of Chief Customer Officer for the Life & Pension (L&P) business and the Property & Casualty (P&C) business. Tal Sharon takes on the role of Chief Customer Officer for the Global L&P and IPELS Division, and Sveta Hardak-Nissan becomes Chief Customer Officer for the Global P&C and Reinsurance Division.

These leaders bring deep experience supporting enterprise clients in driving value from digital transformation, cloud modernization, and ROI-based technology adoption into a highly domain-experienced leadership team to enable us to embark the next chapter of the journey. Further appointments to the leadership team will be announced as appropriate over the next few months.”

As Sapiens becomes a private company, Roni Giladi will be stepping down from his public-facing role as CFO at Sapiens. He is handing over his responsibilities to Paul Wheeler and supporting Paul in the transition. During his period as CFO, Roni leveraged his business and financial expertise, leading Sapiens’ transformation to a globally scalable company. During that time, Sapiens grew from $45m in revenue to $542m in 2024. He led more than 20 successful M&A transactions over the years. Roni led the sale of the company to Advent, and supported the transition.

About Sapiens

Sapiens International Corporation N.V. is a global leader in intelligent SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our SaaS-based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information visit Sapiens or follow us on LinkedIn.

Contacts

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Investor Relations, Sapiens  Mobile: +1 917-533-4782

Email: Yaffa.cohen-ifrah@sapiens.com

www.sapiens.com